February 8, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

Re:	Lee Enterprises, Incorporated
	Form 10-K for the year ended September 30, 2005
	Commission file #: 001-06227

Dear Mr. Schmidt:

We have reviewed your January 30, 2006 response letter and have the
following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.
* * * * * * * * * * * * * * * * * * * * * * *


Form 10-K for the year ended September 30, 2005

Management`s Discussion and Analysis

 - Overall Results, pages 19 and 22

1. We note from your response to our prior comment 4 that the $1,200,000 amount related to settlement of Wisconsin income tax audit issues at less than the amount accrued for such issues. Please provide us with your accounting policy for accruing for pending income tax audit issues including how you determine the amount to be accrued. Also, please tell us the nature and amount of any other pending audit issues for which an amount has been reserved and explain why you believe recognition of these reserves is appropriate and in accordance with SFAS No.5.


Financial Statements

Consolidated Statements of Income and Comprehensive Income

2. We note from your response that you consider the operations of your unconsolidated subsidiaries to be integral to your operations.
Based on your response, we do not object to your inclusion of the equity in your unconsolidated subsidiaries as part of operating income. We do however request that in future filings you present only one line item on the face of the income statement for equity in earnings of associated companies and eliminate the subtotal "operating income, before equity in earnings of associated companies." The detailed earnings related to each company should be included in the notes to the financial statements however.

Note 2. Acquisitions

- Acquisition of Pulitzer, page 44

3. We note from your response to our prior comment 10 that the factors used to estimate the useful life of the advertiser lists include attrition rates of existing advertisers, expected future revenue growth from existing advertisers, and operating margins generated by such advertisers. Please provide us with detail of the historical retention/attrition experience of Pulitzers` advertisers including an explanation of how this historical experience supports a
21 year useful life for customers acquired in the Pulitzer acquisition. Additionally, please give us details of the analysis performed, including amounts, to show how the factors listed in your prior response were used to arrive at a 21 year useful life.

Note 4. Investments in Associated Companies

4. We note from your response to our prior comment 11 that the carrying value of the CityXpress notes was $1,129,000 and that you determined the fair value of the stock issued approximated the carrying value of the notes at the time of conversion. Please tell us and revise your note in future filings to disclose the conversion price that was used to convert the notes into common stock and the number of common shares received.

Report on Form 8-K/A dated June 3, 2005 (filed June 20, 2005)

5. We note from your response to our prior comment 13 that you do not believe further discussion of the estimates related to the intangibles is necessary in the pro forma financial information provided. Please be advised that although estimates were used to determine the pro forma adjustments related to intangible assets, the amounts and any related assumptions should be disclosed in the pro forma financial information in the Form 8-K. In future filings, please indicate the nature and amounts assigned to the various categories of intangible assets acquired, as estimated to date, and disclose the useful lives used to calculate amortization associated with each category of intangibles. Also, in addition to disclosing the amount of debt repaid, please disclose the amount of debt obtained to fund the transaction and the interest rates used to calculate any related pro forma adjustments to interest expense, as part of the Form 8-K pro forma adjustment assumptions. Please note that all significant assumptions used to calculate pro forma adjustments should be disclosed in notes to the pro forma financial information.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Carl G. Schmidt
Lee Enterprises
February 8, 2006
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